Exhibit 99.4

KPMG LLP 600 de Maisonneuve Blvd. WestSuite 1500 Tour KPMG Montréal (Québec) H3A 0A3	Telephone (514) 840-2100 Fax(514) 840-2187 Internetwww.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Board of Directors

Acasti Pharma Inc.

We consent to the incorporation by reference in the Registration Statement (File No. 333-191907) on Form F-10 and Registration Statement (File No. 333-191383) on Form S-8 of Acasti Pharma Inc. of our report dated May 27, 2015, on the financial statement which comprise the  statements of financial position as at February 28, 2015 and 2014, the  statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 28, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, which report appears on Form 6-K of Acasti Pharma Inc.

May 27, 2015

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A119178
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